

Mail Stop 4720

June 21, 2017

Deanna W. Hart
Executive Vice President and Chief Financial Officer
Four Oaks Fincorp, Inc.
6114 U.S. 301 South
Four Oaks, NC 27524

> **Re:** **Four Oaks Fincorp, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 000-22787**

Dear Ms. Hart:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Exhibits 31.1, 31.2, 32.1 and 32.2

1. We note that paragraph one of each of the certifications required by Exchange Act Rule 13a-14(a) and the introductory paragraph of your Section 906 certifications identify the wrong periodic report. Please file an amendment to the Form 10-K for the fiscal year ended December 31, 2016, that includes the entire filing together with the proper certifications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services